

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2020

Brent Kelton
Chief Executive Officer
AMERI Holdings, Inc.
4080 McGinnis Ferry Road, Suite 1306
Alpharetta,GA 30005

     Re: AMERI Holdings, Inc.
        Amendment No. 2 to Registration Statement on Form S-4
        Filed September 17, 2020
        File No. 333-238742

Dear Mr. Kelton:

     We have reviewed your amended registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information that you provide in response to these comments, we may have additional comments.

Pre-effective Amendment 2 to Registration Statement on Form S-4 filed September 17, 2020

Calculation of Registration Fee Table, page i

1.   We note your response to prior comment 1. The aggregate number of shares of common stock disclosed in note (1) is 38,253,037; the number of shares of common stock to be registered is 38,253,057. Please reconcile the difference.

Letter to the Stockholders of Ameri Holdings, Inc., page 1

2.   Please disclose the exchange ratio.

Summary Term Sheet, page 1

3.   We note your disclosure that Alpha will acquire 3,542,441 common shares of Jay Pharma

and warrants to purchase 3,542,441 common shares of Jay Pharma in connection with the $3.5 million private placement. On the cover page and page 22, the amount of the private placement is $3 million. Please correct this inconsistency.

Comparative Historical and Unaudited Pro Forma Per Share Data , page 56

4.   We note your response to prior comment 5. Given the structure of the transactions, including the reverse acquisition and the spin-off of Ameri, please disclose that you have not provided pro forma equivalent per share disclosures. Please also disclose the expected ownership interests in the Resulting Issuer of the historical shareholders of Ameri and Jay Pharma subsequent to the transactions.

Unaudited Pro Forma Condensed Combined Financial Statements, page 188

5.   We note your response to prior comment 9; however, based on your disclosures in note 5 on page 196, it is not clear to us how issuing 16,263,563 shares of resulting issuer common stock at $0.01 par value resulted in the adjustment of $128,080 to common stock. Please revise your adjustment.

6.   Refer to adjustment 7 on page 197. Given that the additional proceeds from the note are already reflected in Jay Pharma's updated historical interim financial statements, it appears to us that your adjustment to cash is overstated by $500,000 and your adjustment to notes payable is understated by $500,000. Please clarify or revise your disclosures.

Consolidated Financial Statements, page F-1

7.   We note your response to prior comment 21; however, please also correct the as revised disclosures for total other assets and total assets as of December 31, 2019 in note 21 on page F-70.

    You may contact Andi Carpenter, Staff Accountant, at (202) 551-3645 or Anne M. McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Sherry Haywood, Senior Counsel, at (202) 551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Richard A. Friedman, Esq.